Exhibit 99.1

Check-Cap: MBody AI Takes Autonomous Services Outdoors, Expanding Addressable Market

Nasdaq-listed Check-Cap (NASDAQ: MBAI): MBody AI secures exclusive U.S. rights to outdoor cleaning robots in gaming and hospitality across six states.

FOR IMMEDIATE RELEASE

ISFIYA, ISRAEL & NEVADA, UNITED STATES, August 6, 2026 (GLOBE NEWSWIRE) -- Check-Cap Ltd. (“Check-Cap” or the “Company”) (NASDAQ: MBAI) today announced that MBody AI Corp. (“MBody AI”), a party to the proposed business combination with the Company, has expanded its addressable market from indoor to outdoor autonomous services. MBody AI has secured exclusive U.S. distribution rights for outdoor cleaning robots in gaming and large hotels and resorts, and in six states (Nevada, Arizona, New Jersey, Pennsylvania, California, and Connecticut), through an agreement with a leading autonomous cleaning robot manufacturer. The move multiplies the range of services MBody AI can automate for the properties it already serves and opens a new outdoor automation market.

MBody AI has run the solution in real-world pilot deployment with a major U.S. gaming and hospitality operator, which is expected to continue and expand its use. MBody AI’s first outdoor cleaning solution is designed to combine multiple robot types, from multiple brands, working together through the MBody AI Orchestrator™ platform to complete work a single robot type could not complete on its own. For existing clients, the outdoor robots will also be able to share data with indoor robot types through the same platform. MBody AI’s sales team is now offering the solution to additional customers as MBody AI expands its automation solutions into outdoor spaces.

While outdoor cleaning is the initial application, MBody AI views it as the foundation for a broader outdoor automation roadmap, with additional maintenance functions expected to be automated over time and managed through the Orchestrator. These may include lawn and golf course mowing and maintenance, parking lot cleaning and line striping, security monitoring, garbage collection, pool and pool deck cleaning, and exterior window cleaning. Nearly all of MBody AI’s existing clients have parking-lots and outdoor space to maintain, a direct opportunity to expand deployments with existing customers while adding new customers for outdoor robotic solutions.

“This started with a customer asking us to take our automation outside, into their parking lots and grounds,” said John Fowler, Chief Executive Officer of MBody AI. “Outdoor maintenance is expensive, labor-intensive work, and it’s often the first and last impression a guest has of a property. Every property we serve indoors has outdoor space, so going outdoors multiplies what we can automate for the customers who already trust us. We have designed Orchestrator so that what the fleet learns outdoors will make the indoor robots smarter, and the other way around.”

The Business Combination with MBody AI

The proposed business combination between Check-Cap and MBody AI continues to advance. On August 5, 2026, Check-Cap provided an update on the status of the transaction, including the public filing of the Company’s registration statement on Form F-1 with the SEC on July 24, 2026 and the Company’s expectation that the merger will close in the third quarter of 2026. Completion of the merger and the commencement of trading remain subject to the effectiveness of the Form F-1, final approval of the Company’s initial listing application by Nasdaq including satisfaction of all initial listing requirements, and the satisfaction of the remaining customary closing conditions, none of which is assured. Upon completion, the combined company is expected to continue trading on Nasdaq under the ticker symbol “MBAI.”

“This outdoor launch, the new exclusive distribution rights, and the path they open to outdoor revenue are exactly the kind of commercial progress that builds value,” said David Lontini, Chairman and Interim Chief Executive Officer of Check-Cap. “MBody AI continues to execute while we work to close, and we remain fully committed to completing the transaction, subject to the remaining customary closing conditions and required approvals.”

Additional investor information is available at ir.mbody.ai

About Check-Cap Ltd.

Check-Cap Ltd. (NASDAQ: MBAI) is a technology company executing a strategic transformation through its shareholder-approved merger with MBody AI Corp. Upon completion, Check-Cap expects to become a publicly traded provider of embodied artificial intelligence, delivering enterprise-grade AI orchestration for robotic systems across hospitality, gaming, and commercial real estate operations. The merger is targeted to close in the third quarter of 2026, subject to customary closing conditions.

About MBody AI Corp.

MBody AI Corp. is a hardware-agnostic enterprise robotics platform that deploys and manages autonomous robot workforces for hospitality, gaming, and commercial real estate operators. The company’s proprietary MBody AI Orchestrator™ manages diverse robot fleets across sites and use cases under long-term subscription agreements. MBody AI counts leading Fortune 500 operators among its customers. For more information, visit www.mbody.ai.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A registration statement relating to securities of the Company has been filed with the SEC but has not yet become effective. The securities covered by that registration statement may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. Neither the SEC nor any state securities commission has approved or disapproved of such securities or passed upon the accuracy or adequacy of the registration statement.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements made in graphics, images, headlines, and other visual elements of this release, including any references or imagery suggesting a future Nasdaq listing. All statements other than statements of historical fact are forward-looking, including, among others, statements regarding the completion and timing of the merger with MBody AI; the anticipated Nasdaq listing and commencement of trading; the Company’s ability to maintain continued compliance with Nasdaq listing requirements; the expected benefits of the merger; MBody AI’s technology roadmap and commercial scaling; the design, functionality, and expected performance of the MBody AI Orchestrator™ platform, including its anticipated ability to coordinate multiple robot types and brands on a single job, the anticipated ability of MBody AI’s indoor and outdoor robots to share data through the platform, the timing and scope of that capability, and its expected operational benefits; the expansion of the anchor customer’s deployment, including MBody AI’s ability to convert that pilot into a paid, expanded, or recurring commercial engagement; MBody AI’s ability to convert trials, pilots, and proof-of-concept deployments into paid, recurring commercial deployments and to generate outdoor revenue at all; the timing, amount, recurrence, and margin of any revenue from outdoor or parking-lot services; additional deployments, including to new customers, properties, service categories, and states;; the Company’s beliefs about market and technology trends; the anticipated growth of the embodied AI market and the market for service robotics; the anticipated size, growth, or addressability of the outdoor and parking-lot maintenance market and MBody AI’s ability to capture any portion of it; and the future operations and positioning of the combined company. These forward-looking statements are based on the Company’s current intentions, beliefs, and expectations. Actual results may differ materially due to risks and uncertainties including, but not limited to, the satisfaction of closing conditions; the ability to complete the merger on the anticipated timeline or at all; the ability to receive Nasdaq approval, satisfy all initial listing requirements, and commence trading, none of which is assured; the scope, terms, execution, and performance of MBody AI’s distribution rights, including the exclusivity, territory, and duration of those rights; technical, integration, and interoperability risks, including the risk that the Orchestrator platform does not achieve the multi-robot or multi-brand coordination described, or does not achieve it on the anticipated timeline or at the anticipated cost; the risk that data sharing between indoor and outdoor robots is not deployed, or delivers less operational benefit than expected; the risk that outdoor services generate no revenue, or less revenue or lower margins than expected; dependence on third-party robot manufacturers, including for equipment supply, spare parts, service, and software support, and the risk that a manufacturer discontinues a product, fails to perform, or terminates or does not renew MBody AI’s distribution rights; the risk that the current pilot deployment does not expand, is reduced, or is terminated; the month-to-month nature of, and the ability to expand or retain, current customer engagements; customer concentration risks; market conditions; the Company’s ability to satisfy the eligibility requirements for Form F-3 (including the baby shelf instructions) and limitations on the amount of securities that may be sold thereunder; and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission. There can be no assurance that the Company will receive Nasdaq approval or that trading will commence on the anticipated timeline or at all. The Company undertakes no obligation to update forward-looking statements except as required by law.

Quick Facts

Issuer	Check-Cap Ltd. (NASDAQ: MBAI)

Customer Segments:	Large gaming operators and large hotels and resorts

Distribution Rights:	Exclusive U.S. rights in gaming, large hotels/resorts, and six states (NV, AZ, NJ, PA, CA, CT)

Issuer / Ticker:	Check-Cap Ltd. (NASDAQ: MBAI)

Merger status	Targeted to close in the third quarter of 2026, subject to final Nasdaq approval and remaining customary closing conditions, none of which is assured

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Investor Relations and Media Contact

Lytham Partners, LLC | 602-889-9700 | Investor Relations: ir@mbody.ai | Media: Core IR, ir@mbody.ai

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